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                          GERDAU AMERISTEEL CORPORATION






                         ------------------------------

                             ANNUAL INFORMATION FORM

                         ------------------------------









                                  MAY 20, 2003









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                                TABLE OF CONTENTS

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OVERVIEW...................................................................1

CORPORATE STRUCTURE........................................................2

     Name and Incorporation................................................2
     Intercorporate Relationships..........................................3
GENERAL DEVELOPMENT OF THE BUSINESS........................................4

     History...............................................................4
     Industry and Trends...................................................4
NARRATIVE DESCRIPTION OF THE BUSINESS......................................6

     Minimills.............................................................6
     Downstream Operations.................................................9
         Rebar Fabrication.................................................9
         Railroad Spike Operations.........................................9
         Cold Drawn Plants................................................10
         Super Light Beam Processing and Elevator Guide Rails.............10
         Wire Mesh and Collated Nails.....................................10
     Our Joint Ventures...................................................10
     Principal Products...................................................11
         Merchant bars/special sections...................................11
         Stock rebar......................................................12
         Rod..............................................................12
         Flat rolled sheet................................................12
         Fabricated steel.................................................12
         Billets..........................................................12
     Marketing............................................................12
     Competition..........................................................13
         Competitive Conditions...........................................13
         Local Competition................................................14
         Foreign Competition..............................................14
         Competitive Strengths............................................16
     Cyclical and Seasonal Nature of the Business.........................17
     Scrap, Energy and Other Raw Materials................................17
     Environmental and Regulatory Matters.................................18
     Employees............................................................19
     Foreign Operations Risk..............................................20
     Credit Facilities....................................................20
SELECTED CONSOLIDATED FINANCIAL INFORMATION...............................21

DIVIDENDS.................................................................21

MANAGEMENT'S DISCUSSION AND ANALYSIS......................................21

MARKET FOR SECURITIES.....................................................21

DIRECTORS AND OFFICERS....................................................22

AUDITORS..................................................................23

ADDITIONAL INFORMATION....................................................23

SCHEDULE A................................................................24

In this annual information form, references to "dollars" and "$" are to United States dollars. As used in this document, unless the context otherwise requires,
(i) the "Company and "Gerdau Ameristeel" refer to Gerdau Ameristeel Corporation,
(ii) "Ameristeel" refers to Gerdau Ameristeel US Inc. (formerly AmeriSteel Corporation), (iii) "Gerdau North America" refers to the North American operations of Gerdau S.A., and (iv) "we", "us" and "our" refers to the Company and its subsidiaries and 50% owned joint ventures.

Our financial results are the financial results for Gerdau North America, the predecessor company for accounting purposes, with the results of the former Co-Steel Inc. added for the period since October 23, 2002. We also present pro forma financial and operating information which gives effect to the combination of Gerdau North America and Co-Steel Inc. as if the transaction had taken place at the beginning of the applicable period. Our financial information is prepared using Canadian generally accepted accounting principles. The results of our three 50% owned joint ventures, including Gallatin Steel Company, are proportionately consolidated. In addition, to be consistent with the presentation of our financial information, information on tons shipped or similar production information in this offering memorandum includes our 50% share of the joint ventures' production. "Tons" refers to U.S. short or "net" tons (i.e. 2,000 pounds). Information on net sales and tons shipped only includes net sales and tons shipped to third parties.

Unless otherwise indicated, all information in this Annual Information Form is given as at May 12, 2003.

OVERVIEW

         We are the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill-finished steel products. Through our vertically integrated network of 11 minimills, 13 scrap recycling facilities and 27 downstream operations, we service the broad geographical market of eastern North America. Our products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers, or OEMs, for use in a variety of industries, including the construction, automotive, mining and equipment manufacturing industry.

         Our operations are segmented into two operating divisions, minimills and downstream businesses.

         Minimills. We own and operate seven minimills in the United States and three in Canada. We are also a 50/50 joint venture partner with Dofasco Inc. in an eleventh minimill located in Ghent, Gallatin County, Kentucky. We manufacture and market a wide range of steel products, including reinforcing steel bar (or rebar) merchant bars, structural shapes, beams, special sections, coiled wire rod (or rod) and rebar, and flat rolled sheet. Over 90% of the raw material feed for the steel operations is derived from recycled scrap which makes us one of the largest recycling businesses in North America. Four of our mills are provided scrap from 13 scrap recycling operations. We believe these recycling operations lower the overall cost of scrap used in these mills and provide a stable supply of these mills' primary raw material.

         Downstream operations. We have secondary value added steel businesses, which we refer to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our minimills. Our downstream operations consist of the following:

         - Rebar fabrication and epoxy coating- We operate one of the largest rebar fabricating and epoxy coating groups in North America. Our network, consisting of 15 rebar fabricating facilities and three epoxy coating plants, services the concrete construction industry in the eastern half of the United States. Our rebar fabricating capacity is in excess of 500,000 tons per year. The fabricating facilities purchase rebar from our mills at competitive market prices, and cut and bend it to meet our customers' engineering, architectural and other end-product specifications. Our epoxy coating plants apply epoxy coating to rebar for rust resistant applications.

         - Railroad spike operations - Our two railroad spike operations forge steel square bars produced at our Charlotte mill into track spikes. We manufacture and distribute these spikes on an annual contract basis to the railroad industry throughout North America.

         - Cold drawn plants - Our two cold drawn plants process hot rolled merchant and light structural steel bars into cold drawn bars with improved physical characteristics. The cold drawn plants purchase sizeable quantities of their raw material requirements from our minimills.

         - Super light beam processing and elevator guide rails - In accordance with rigid customer specifications, we process super light steel beams into cross members for the truck trailer industry and process steel guide rail sections for elevator manufacturers.

         - Wire mesh and collated nails - We produce small diameter drawn wire from coiled steel rod. The wire is woven into sheets and rolls of wire mesh for concrete pavement reinforcement or converted into collated nails for use in high speed nail machines.

CORPORATE STRUCTURE

NAME AND INCORPORATION

         Gerdau Ameristeel Corporation (formerly Co-Steel Inc.) was incorporated under the laws of the Province of Ontario by letters patent dated September 10, 1970. The Company is the result of a combination of the North American operations of Brazilian Steelmaker Gerdau S.A. and Canadian Steelmaker Co-Steel Inc. on October 23, 2002. The registered office of the Company is located at Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada. The executive office is located at 5100 West Lemon Street, Tampa, Florida, United States, 33609.

         Subsequent to incorporation, the following amendments to the Company's articles and constating documents were made:

         - December 27, 1985 - we amalgamated with our subsidiary, Lake Ontario Steel Company Limited;

         - June 10, 1986 - our name was changed from Co-Steel International Limited to Co-Steel Inc. and each of the outstanding shares (except the First Preference Shares) was reclassified and subdivided into two Multiple Voting Shares and three Subordinate Voting Shares;

         - December 31, 1993 - all of our outstanding multiple voting shares were automatically converted into subordinate voting shares;

         - April 27, 1994 - our subordinate voting shares were redesignated as common shares;

         - December 31, 2000 - 877449 Ontario Limited, a subsidiary, amalgamated with us;

         - October 23, 2002 - our name was changed to Gerdau Ameristeel Corporation; and

         - May 6, 2003 - By-law No. A2 was approved by the Company's shareholders.

INTERCORPORATE RELATIONSHIPS

         We conduct our operations directly or indirectly through subsidiaries and joint ventures in Canada and the United States. The following chart shows Gerdau Ameristeel and its principal operating subsidiaries. Unless otherwise indicated, all subsidiaries are 100% owned and may be owned directly or indirectly by an intermediate

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                                      -3-


holding company. Schedule A to this Annual Information Form lists all of the Company's subsidiaries, their jurisdiction of incorporation and the percentage of shares beneficially owned by the Company.

                                    [CHART]

         Our current credit facilities prevent us from reorganizing the relatively complex corporate structure of our operations. Once we complete the refinancing of our current credit facilities, we will reorganize our subsidiaries to permit an efficient integration of all aspects of our operations. The following chart shows Gerdau Ameristeel, the principal subsidiaries that will remain after that reorganization, their respective operations and their jurisdictions of incorporation. Unless otherwise indicated, all subsidiaries will be 100% owned and may be owned directly or indirectly through an intermediate holding company.



                                     [CHART]




GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY

         Gerdau S.A. made its initial investment in the North American steel market in 1989 by acquiring Courtice Steel Inc. (now our subsidiary Gerdau Ameristeel Cambridge Inc.), which operates a minimill in Cambridge,
Ontario, Canada. In 1995, it acquired Gerdau MRM (now our subsidiary Gerdau Ameristeel MRM Special Sections Inc.), which operates our minimill in Selkirk, Manitoba, Canada. In 1999, it acquired an indirect majority interest in AmeriSteel Corporation (now our subsidiary Gerdau Ameristeel US Inc.), which we refer to as Ameristeel, that owned four minimills, and operated rebar fabricating plants and epoxy coating plants. In April 2001, AmeriSteel Bright Bar, Inc., our 80%-owned subsidiary, acquired the assets of American Bright Bar, a manufacturer of cold drawn steel bars in Orrville, Ohio. In December 2001, Ameristeel acquired our Cartersville mill in Georgia, from Birmingham Steel Corporation, which expanded Ameristeel's structural bar size range and added beams to its product line. In June 2002, Ameristeel acquired certain assets and assumed certain liabilities of Republic Technologies' cold drawn plant in Cartersville, Georgia, a producer of cold drawn merchant bar products, to complement the operations of AmeriSteel Bright Bar.
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                                      -4-



         On October 23, 2002, the parent company of Gerdau S.A.'s North American operations, referred to as Gerdau North America, entered into a transaction agreement with Co-Steel Inc. Co-Steel Inc. was a Canadian public company that owned and operated three minimills, participated in a 50/50 joint venture that ran a fourth mill and was a major participant in the sourcing, trading and processing of scrap metal in its markets. This transaction agreement resulted in Co-Steel Inc. acquiring all of the issued and outstanding shares of the companies included in Gerdau North America, in exchange for Co-Steel Inc. common shares representing approximately 74% of Co-Steel Inc.'s total common shares. In connection with the merger, Co-Steel Inc.'s name was changed to Gerdau Ameristeel Corporation. As part of this transaction, certain related party loans payable of Gerdau North America were converted into equity in October 2002. The transaction was accounted for using the reverse-take-over method of purchase accounting. Gerdau North America is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel Inc., since the original shareholder of Gerdau North America became owner of more than 50 percent of the voting shares of Co-Steel Inc. on a fully-diluted basis following the transaction. As a result, Gerdau North America's historical accounts became the historical accounts of Co-Steel Inc. for all periods prior to the date of the merger.

          We combined with Gerdau North America in order to create a company with the financial strength, operational critical mass, geographic and product range coverage and experienced management team to succeed in the competitive North American steel market. We are on track to realize approximately $23 million of annual cost savings from the integration of the operations of Co-Steel Inc. and Gerdau North America through freight rationalization, product scheduling efficiencies, consolidated procurement activities and economies of scale in administrative and management functions. Incremental cost savings from operational improvements are anticipated through the adoption of best operating practices, the coordination of manufacturing technologies, knowledge, sharing and the fostering of an operating culture focused on continuous improvement.

         On December 31, 2002, Ameristeel was an indirect 87% owned subsidiary of Gerdau Ameristeel. Effective March 31, 2003, non-controlling shareholders holding, in the aggregate, approximately 13% of the issued and outstanding shares of AmeriSteel, had their holdings exchanged for Gerdau Ameristeel common shares at a ratio of 9.4617 Gerdau Ameristeel shares for each common share of Ameristeel exchanged. The acquisition of the minority interest of Ameristeel was accounted for as a step acquisition under the purchase method of accounting, whereby the purchase price of the shares was allocated to the net assets acquired based upon their relative fair values. The exchange resulted in the issuance of an additional 13,198,501 shares of Gerdau Ameristeel. Ameristeel is now an indirect wholly-owned subsidiary of Gerdau Ameristeel. As a result of the transaction with Co-Steel Inc. and the acquisition of the shares of Ameristeel, Gerdau S.A. indirectly holds approximately 67% of the shares of Gerdau Ameristeel.

INDUSTRY AND TRENDS

         The North American steel industry is highly cyclical and competitive. The industry is affected by global production capacity, the prevailing levels of steel imports and tariffs, general economic conditions and the strength of the U.S. dollar. Trends and developments in other cyclical industries such as construction, appliance, transportation, machinery and equipment, and consumer and industrial packaging, which are significant markets for steel products, also affect the steel industry. Recent trends in the steel industry, in particular a wave of

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                                      -5-


consolidation and the introduction of tariffs, have strengthened the competitive positioning of the North American market participants.

         Beginning in mid-2000 and throughout 2001, the North American steel industry experienced a severe downward cycle due to excess global production capacity, high import levels at below-market prices ("dumping") and weak general economic conditions, causing numerous North American steel producers to file for bankruptcy. Monthly average merchant bar and rebar prices reached lows of $236 and $260 per ton, respectively, in December 2001 and monthly average hot-rolled sheet prices fell to cyclical lows of $217 per ton in November 2001.

         Due to reduced supply resulting from capacity closures, trade restrictions and the introduction of tariffs on certain steel products imported into the United States, monthly average merchant bar and rebar prices increased in 2002. Merchant bar prices increased to $261 per ton in June, while rebar prices climbed to $275 per ton in August. Monthly average domestic flat-rolled steel prices increased dramatically in 2002 and reached a high of $370 per ton in August.

         The cycle began to turn downward again toward the end of 2002 due to a number of unfavorable developments. The reinitiation of previously idled steelmaking capacity and reduced export opportunities to China have increased steel supply in North America, and a weak domestic economy has resulted in softening product demand. Monthly average hot-rolled steel pricing has fallen to $285 per ton in April 2003, despite an attempt by leading flat-rolled producers to impose a $30 per ton price increase effective April 1.

         In addition, the pricing of scrap, minimills' primary raw material, has risen sharply in the beginning of 2003 due to increased demand from the Chinese market and reduced scrap collection resulting from tough weather conditions in the Northeast United States. Higher energy costs, due to the particular cold winter, have put additional pressure on the steel industry's profitability. Scrap pricing has begun to fall, primarily due to reduced scrap exports to China and improved weather conditions in the Northeast United States.

         Recent developments in the bar segment industry have been more positive. The rebar and merchant bar price increases of $35 per ton, announced by leading bar producers in the beginning of 2003, have had a positive effect on pricing, particularly for merchant bars, for which the monthly average price rose to $295 per ton in April 2003. Merchant bars compete against fewer imports. Rebar imports have decreased due to stronger demand overseas and a weaker U.S. dollar.

         Overall, the North American steel industry produced 124 million metric tons of crude steel in 2002, an increase of 3.4% versus 2001. Additionally, for the first three months of 2003, North American crude steel continued to grow, totaling 31 million tons, a 7.4% increase versus the equivalent period in 2002.

         The North American steel industry has been restructuring since 2002, as the pace of domestic steel industry consolidation has accelerated, evidenced by a number of recent acquisitions. International Steel Group added to its 2002 acquisitions of the bankrupt steel assets of LTV Steel and Acme Steel with its acquisition of Bethlehem Steel's bankrupt assets in 2003. U.S. Steel has also announced its planned acquisition of National Steel's bankrupt assets in 2003. These developments are causing formerly idled or inefficient steelmaking facilities to reenter the market with substantially lower cost structures and renegotiated labor contracts, and without many previously burdensome retirement and health care legacy costs and other liabilities. The result of this consolidation is a more competitive North American steel industry. Other North American steel producers that have entered bankruptcy in the past several years may emerge from bankruptcy with lower cost structures and more efficient operations. In the bar sector, as a result of the Nucor and Birmingham consolidations, the restructuring of Bayou in Chapter 11 and the cessation of Kentucky Electric's operations has caused further consolidation and rationalization of inefficient supply in the steel industry.

         Unfavorable foreign economic conditions, excess foreign steelmaking capacity and a strong North American economy and U.S. dollar resulted in an oversupply of various steel products, lower domestic steel prices and significant domestic capacity closures starting in late 2000. These conditions led to the March 5, 2002 introduction of the Section 201 tariffs and quotas imposed on various steel products imported into the U.S. from

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                                      -6-


certain countries. The duties were imposed for a period of three years and will decrease each year they are in effect. For flat-rolled products, as well as for various merchant and special bar quality products, the tariff decreases from 30% in the first year to 24% in the second year and 18% in the third year. The quota for slab imports that can enter the United States without tariff imposition increases from 5.4 million tons in the first year to 5.9 million tons in the second year and 6.4 million tons in the third year. For rebar products, the tariff decreases from 15% in the first year to 12% in the second year and 9% in the third year.

         Throughout 2002 and during 2003, the U.S. Department of Commerce and the Office of the United States Trade Representative granted numerous exclusions and exemptions from the Section 201 tariffs for various categories of imported steel products, weakening the protection initially provided by Section 201. Various countries have challenged President Bush's action with the World Trade Organization ("WTO"). In May 2003, the WTO announced that the U.S. tariffs imposed to protect the U.S. steel industry from imports are illegal under trading rules, confirming its preliminary decision from March 2003. The United States plans to appeal the WTO decision. The tariffs will also be subject to a midterm review by the U.S. International Trade Commission, which is due to the President by September 2003 and will recommend whether the remedies should remain in effect. In addition, the Organization for Economic Cooperation and Development recently initiated a process to deal with worldwide overcapacity in the steel industry and to reduce or eliminate certain steel-trade distorting subsidies throughout the world.

         On July 5, 2002, the Canadian International Trade Tribunal ("CITT") ruled that imports of certain steel goods from other countries, including the United States, have injured the Canadian steel industry. On August 20, 2002, the CITT announced it was recommending the imposition of a three-year quota for certain categories of imported steel products, with tariffs imposed on imports exceeding the quota levels, except for rebar, in which case the CITT only recommended the imposition of a tariff. For imports exceeding the quota levels, a tariff ranging from 15-25% would be imposed in the first year, 11-18% in the second year and 7-12% in the third year. The government of Canada has not yet announced its decision on the remedies that it will implement.

NARRATIVE DESCRIPTION OF THE BUSINESS

MINIMILLS

         Minimills are steel mills that use electric arc furnaces, that melt scrap metal by charging it with electricity. Upon melting the scrap metal, we add alloys and other ingredients (such as fluxes) in measured quantities to achieve the desired metallurgical properties for the steel. The resulting molten steel is cast into long strands called billets in a continuous casting process. The billets are typically cooled and stored and then transferred to a rolling mill where they are reheated, passed through roughing mills for size reduction and then rolled into products such as rebar, merchant bars, structural shapes, rods or special sections. These products emerge from the rolling mill and are uniformly cooled on a cooling bed. Most merchant and structural products then pass through automated straightening and stacking equipment. Finished products are neatly bundled prior to shipment to customers typically by rail or truck. In some cases we ship finished products by rail to a depot before delivery to our customers.

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                                      -7-


         The following picture shows the typical process of producing steel in our mills:

                                   [PICTURE]

         All of our mills are located on our owned property. Our mills are typically located with convenient access to raw materials, transportation (road and in some cases rail and water) and customers. Our rebar deliveries are generally concentrated within 350 miles of a mill and our merchant bar deliveries are generally concentrated within 500 miles. Some products, such as the special sections produced by our Selkirk mill, shipped greater distances, including overseas.

         The table below presents information regarding our 11 mills, including the current estimated annual production capacity and actual production for the year ended December 31, 2002. We calculate annual melting and rolling capacities based on our best historical months of production and best rolling mill cycles, respectively, annualized and assuming 18 days per year for maintenance shutdown. Actual capacity may vary significantly from annual capacity due to changes in customer requirements, sizes, grades and types of products rolled, and production efficiencies. Our capacity calculations may also change from year to year because of these reasons. We do not consider manufacturer's design capacity as a relevant measure due to differences in the product mix and production efficiency assumptions; we therefore do not present manufacturer's design capacity information.

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                                      -8-


                                      APPROX.         YEAR ENDED                       APPROX.         YEAR ENDED
                                      ANNUAL         DECEMBER 31,     CAPACITY         ANNUAL          DECEMBER 31,     CAPACITY
                                      MELTING        2002 MELTING    UTILIZATION       ROLLING         2002 ROLLING    UTILIZATION
LOCATION                             CAPACITY         PRODUCTION     PERCENTAGE       CAPACITY          PRODUCTION     PERCENTAGE
----------------------              ----------       ------------    -----------      ---------         ----------     ----------
                                    (thousands        (thousands                      (thousands        (thousands
                                     of tons)           of tons)                        of tons)          of tons)
Cambridge, Ontario ...........          360               333            92.5%             325               313          96.3%
Cartersville, Georgia ........          860               368            42.8              600               288          48.0
Charlotte, North Carolina ....          460               330            71.7              400               319          79.8
Gallatin, Kentucky (1) .......        1,500               714            95.2            1,500               706          94.1
Jackson, Tennessee ...........          670               498            74.3              600               446          74.3
Jacksonville, Florida ........          640               621            97.0              640               620          96.9
Knoxville, Tennessee .........          455               415            91.2              500               413          82.6
Perth Amboy, New Jersey ......          900               596            66.2            1,000               654          65.4
Sayreville, New Jersey .......          800               595            74.4              600               450          75.0
Selkirk, Manitoba ............          385               334            86.8              330               294          89.1
Whitby, Ontario ..............          960               667            69.5            1,100               644          58.5
Total ........................        7,990(1)          5,471            75.6%(2)        7,595(1)          5,148          75.2%(2)
                                      =====             =====            ====            =====             =====          ===

(1) Includes 100% of the capacity of the Gallatin mill, which is a 50% owned joint venture.

(2) Utilization % includes Gallatin calculated by dividing our 50% proportionate production by 50% of total capacity.

         We operate our mills so that inventory levels are maintained within targeted ranges. Although it is normally advantageous to run the mills at full production levels to achieve the lowest unit costs, producing to targeted inventory levels balances production with marketing and gives management flexibility to limit maintenance delays and other downtime. This approach also results in better working capital management. As a result, depending on market conditions, we do not generally utilize 100% of our capacity. In addition, some of our mills are run on a basis that differs from the assumptions used in calculating production capacity. For example, our Cambridge mill produces a large number of different products, which requires frequent switching of rolling equipment. The mills operated by Co-Steel Inc. prior to our combination have historically had lower capacity utilization for a variety of reasons. As market conditions in the steel industry improve, we expect that we will be able to improve the capacity utilization at those facilities, as well as at our Cartersville mill, so that their performance will be more consistent with that of our other facilities.

DOWNSTREAM OPERATIONS

         We are one of few minimill steel producers with an integrated operating base in North America. Our minimills are vertically integrated with 27 downstream businesses that produce specialty steel products and fabricated steel for the use in the construction, industrial markets and transportation.

         REBAR FABRICATION

         We believe we are one of the largest rebar fabricating and epoxy coating groups in North America and have a 50-year history of quality workmanship and service. Our network, consisting of 15 rebar fabricating plants and three epoxy coating plants, is located in the eastern half of the United States. Our rebar fabricating capacity is in excess of 500,000 tons per year. The fabricating facilities purchase rebar from our mills and cut and bend it to meet our customers' engineering, architectural and other end-product specifications. The fabricating plants purchase the majority of their rebar from our Jacksonville, Knoxville, Charlotte and Sayreville mills. The following table shows our rebar fabricating plant locations and their approximate annual capacity:


    REBAR FABRICATING PLANT                      CAPACITY
    -----------------------                      --------
                                                 (IN TONS)

Plant City, Florida (Tampa)............           40,000

Jacksonville, Florida..................           35,000

Ft. Lauderdale, Florida................           40,000

Orlando, Florida.......................           15,000

Charlotte, North Carolina..............           40,000

Raleigh, North Carolina................           30,000

Duluth, Georgia (Atlanta)..............           40,000

Aiken, South Carolina..................           15,000

Knoxville, Tennessee...................           45,000

Nashville, Tennessee...................           30,000

Collierville, Tennessee (Memphis)......           20,000

Louisville, Kentucky...................           30,000

York, Pennsylvania.....................           60,000

Baltimore, Maryland....................           30,000

Sayreville, New Jersey.................           30,000
                                               ---------

           Total.......................          500,000
                                               =========

         In addition to the above fabricating plants, we operate three epoxy coating plants that are located in: Knoxville, Tennessee; Milton, Pennsylvania; and Sayreville, New Jersey. These facilities apply epoxy coating to fabricated rebar for rust applications and have a combined annual coating capacity of approximately 150,000 tons.

         RAILROAD SPIKE OPERATIONS

         Our railroad spike operations, located in Lancaster, South Carolina and Paragould, Arkansas, forge steel square bars produced at the Charlotte mill into track spikes. These track spikes are sold generally on an annual contractual basis to the major railroad companies in North America. Currently we sell approximately 50,000 tons of track spikes annually and maintain a 65% market share.

         COLD DRAWN PLANTS

         We have two cold drawn plants. Our Orrville, Ohio plant is a 45,000 square foot greenfield facility built in 2000 on 6.5 acres of land. The Orville plant is owned by AmeriSteel Bright Bar, Inc. We own 80% of AmeriSteel Bright Bar and the remaining 20% is owned by members of management. It is equipped with a highly efficient production line designed to produce 30,000 tons of cold drawn flats and squares per year.

         Our Cartersville, Georgia cold drawn plant was acquired in June 2002. The Cartersville cold drawn plant expanded our product offering to include rounds and hexagons. The plant has the capacity to produce up to 45,000 tons of cold drawn bars.

         The Jackson, Cambridge and Cartersville mills, along with third party mills, supply the Orrville and Cartersville cold drawn facilities. The cold drawn business, with two producing locations, expands our product offering and provides a downstream shipping opportunity for the our minimills. We sell cold drawn bars primarily to steel service centers.

         SUPER LIGHT BEAM PROCESSING AND ELEVATOR GUIDE RAILS

         We operate a super light beam processing facility in Memphis, Tennessee, where we fabricate and coat super light beams purchased from a third party into cross members for the truck trailer industry. This facility is located on leased property. Bradley Steel Processors Inc., our 50% owned joint venture with Buhler Industries Inc., also operates a super light beam processing facility. Bradley's facility is located on leased property in Winnipeg, Manitoba, near our Selkirk mill, and processes beams produced by that mill.

         SSS/MRM Guide Rail Inc., our 50% joint venture with Monteferro S.p.A., processes our Selkirk mill's guide rail sections for elevator manufacturers. SSS/MRM carries on business under the name Monteferro North America and has two facilities, one in Steinbach, Manitoba and the other in Birds Hill, Manitoba, on leased property. SSS/MRM Guide Rail also has a 50% interest in a guide rail processing facility in Brazil.

         WIRE MESH AND COLLATED NAILS

         Our facility in New Orleans, Louisiana produces wire from steel rod. The wire is then either manufactured into wire mesh for concrete pavement reinforcement or converted into collated nails for use in high-speed nail machines.

OUR JOINT VENTURES

         We have three 50% owned joint ventures. The Gallatin mill is our 50% owned joint venture with Dofasco Inc., located in Gallatin County, Kentucky. It produces hot rolled steel products. Bradley Steel Processors Inc. is our 50% owned joint venture with Buhler Industries Inc., which processes super light beams. SSS/MRM Guide Rail is our 50% joint venture with Monteferro S.p.A. which processes the Selkirk mill's guide rail sections for elevator manufacturers.

         Under Canadian GAAP, our three 50% owned joint ventures are proportionately consolidated, which means that 50% of individual items such as assets, sales and cost of sales are included in our results. In addition, to be consistent with the presentation of our financial information, information on tons shipped and other production information includes our 50% share of the joint ventures' production.

PRINCIPAL PRODUCTS

         The following table shows the breakdown of our tons shipped to third parties and average net selling prices by product for the two years ended December 31, 2002:

                                            Tons Shipped          Average Net Selling Prices (1)
                                      -----------------------     ------------------------------
                                      YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                        2001          2002               2001           2002
                                       -----          ----              -----          ------
                                            (Thousands)                      (Per Ton)
Merchant bar/special sections          1,553         1,859                $305          $295
Stock rebar                            1,203         1,275                 264           251
Rods                                     741           653                 265           291
Flat rolled(2)                           667           710                 228           299
                                       -----         -----
   Total mill finished goods           4,164          4497
Fabricated steel                         683           656                 441           433
                                       -----         -----
   Total finished goods                4,847         5,153
                                       -----         -----
Billets                                  131            --                 182            --
                                       -----         -----
Total                                  4,978         5,153
                                       =====         =====

         (1)      Selling prices are net of freight.

         (2)      Includes 50% of Gallatin's production.

         The following principal products are produced by the Company.

         MERCHANT BARS/SPECIAL SECTIONS

         Merchant bars/special sections refers to merchant bars, structural products, special sections and special bar quality products.

- Merchant bars consist of rounds, squares, flats, angles, and channels with a size dimension of less than three inches. Merchant bars are generally sold to steel service centers and to manufacturers who fabricate the steel to meet engineering or end-product specifications. Merchant bars are used to manufacture a wide variety of products, including gratings, transmission towers, floor and roof joists, safety walkways, ornamental furniture, stair railings, and farm equipment. Merchant bars typically require more specialized processing and handling than rebar, including straightening, stacking, and specialized bundling. Due to their greater variety of shapes and sizes, merchant bars typically are produced in short production runs, necessitating frequent changeovers in rolling mill equipment.

- Structural products consist of angles, channels and beams with a size dimension of three inches and larger. Structural products are used in a wide variety of manufacturing applications, including housing, trailers, structural support for buildings, and other construction purposes. Like smaller merchant bars, structural products typically require specialized processing and handling and are produced in shorter production runs. Structural products are generally sold to service centers, fabricators and OEMs.

- Special sections are generally bar products with singular applications, as compared to merchant bar products that can be used in a variety of applications. Special sections include custom shapes for use in the earth moving, material handling and transportation industries. For example, our special sections products include grader blades for tractors, elevator guide rails, light rails for crane and mine applications and super light weight beams for truck trailer cross members.

- Special bar quality products or SBQs are generally merchant bar shapes that have stringent chemical and dimensional tolerance requirements, and therefore are often more costly to produce and command a higher margin. SBQs are widely used in industries such as mining and automobile production. These products are generally sold to OEMs.

         STOCK REBAR

         Stock rebar refers to reinforcing steel bars in straight lengths ranging from 20 to 60 feet and ranging from 3/8th of an inch to 2 1/4th inches in diameter. Stock rebar is sold to companies that either fabricate it themselves or warehouse it for sale to others who will fabricate it for reinforced concrete construction. Rebar products are used primarily in two sectors of the construction industry: building projects such as institutional buildings, retail sites, commercial offices, apartments, condominiums, hotels, manufacturing facilities and sports stadiums; and infrastructure projects such as highways, bridges, utilities and water and waste treatment facilities.

         ROD

         Rod is coiled wire rod. We produce industrial quality rod products that are sold to customers in the automotive, agricultural, industrial fastener, welding, appliance, and construction industries. We sell rod to downstream manufacturers who further process it by cold drawing it into various shapes, including twisted or welded configurations such as coat hangers, supermarket baskets and chain link fences. We sell most of our rod to end users, while the remaining portion, depending on market conditions, is used in our downstream operations in the manufacture of wire mesh and collated nails. Other end uses of wire rod products include the manufacture of fences, fine wire, chain, welding wire, plating wire, fasteners and springs.

         FLAT ROLLED SHEET

         Flat rolled sheet is steel that is rolled flat onto coils and used in the manufacture of outer bodies of automobiles and household appliances. Gallatin Steel, our 50% joint venture with Dofasco Inc., is our only mill that produces flat rolled sheet, which is used in the construction, automotive, appliance, machinery, equipment and packaging industries.

         FABRICATED STEEL

         Fabricated steel is any steel that is further processed after being rolled by a mill. As a result of the further processing, fabricated steel generally receives a higher price in the market than mill finished products. Our stock rebar is fabricated in our fabricating plants by cutting it to size and bending it into various shapes to be used in reinforced concrete constructions, such as bridges, roads and buildings. We also process flats and squares at our cold drawn plants, and guide rails, super light beams, wire mesh and nails at other downstream facilities.

         BILLETS

         Billets are rectangular sections of steel that are semi-finished in a casting process and cut to various lengths. Billets can be sold to other steel producers or further finished into steel products and sold to downstream users or other steel producers. Our melt shops produce billets for conversion to the finished products listed above, such as rebar, merchant bar, structural shapes and special sections, in our rolling mills. A small portion of our billet production is sold in the open market to other steel producers for rolling into finished products.

MARKETING

         Our products are generally sold to steel service centers, fabricators, or directly to OEMs east of the Mississippi River. Our products are used in a variety of industries, including the construction, mining, automotive, commercial, cellular and electrical transmission, metal building manufacturing and equipment manufacturing industry. We also sell fabricated rebar to contractors performing work in both private (commercial) and public (road, bridge and other construction or infrastructure) projects.

         In our rebar fabrication business, the market areas we cover are those east of the Mississippi River, with plants located in, or near, most major cities in the eastern United States. Our long-standing strategy is to have our production facilities located in close proximity to the job-site we supply. Normally we are within 200 miles of our customer's job-site, so we can provide quick response time to satisfy their reinforcing steel needs.

         The following table shows information on our customers during 2001 and 2002 on a pro forma basis:

                          PERCENTAGE SALES BY CUSTOMER
                              2001           2002
                              ----           ----
Fabricators                     43%           41%
Steel service centers           31            35
Wire drawing                    17            15
Transportation                   7             7
Other                            2             2
                               ---           ---
Total                          100%          100%
                               ---           ---

         In the year ended December 31, 2002, on a pro forma basis, we sold products to over 1,000 customers. Given the diversity of our products and markets, no one customer comprises 3% or greater of our consolidated net sales. Our five largest customers comprised 8% of our total consolidated pro forma net sales in the year ended December 31, 2002. The following table provides a percentage breakdown of total net sales by customer location on a pro forma basis for 2002 and 2001:

                        PERCENTAGE OF TOTAL NET SALES
                           2001             2002
                          ------           ------
United States              82.5%            80.3%
Canada                     16.9             19.2
Other                       0.5              0.5
                         ------           ------
                            100%             100%
                         ------           ------

         In general, sales of mill finished products to U.S. customers are centrally handled by employees in our Tampa sales office, and sales to Canadian customers are centrally handled by employees in our Whitby sales office. We also have sales offices in Perth Amboy, where rod sales are handled, and Selkirk, where sales of special sections are handled. Our sales representatives take orders, schedule mill production and manage inventory. As of March 31, 2003, we had 54 employees dedicated to marketing and sales, 13 of whom were located in the field, near our customers. Each of our sales representatives has immediate access to inventory and production schedules at all of our mills, which enables them to provide customers with "one stop shopping" and to service a customer's needs from the most convenient and/or cost effective source in the Company. Metallurgical service representatives at our mills provide technical support to our sales force but are not considered sales representatives.

         In general, sales of our cold drawn, rod and super light beam products are handled by sales representatives located at our relevant facilities. Our fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at our facilities work closely with each customer to establish its product requirements, shipping schedule and price.

COMPETITION

         COMPETITIVE CONDITIONS

         We compete with numerous domestic and foreign steel producers. Competitors include integrated producers, which produce steel from coke and iron ore, and minimills, which, like us, produce steel by melting scrap metal in electric arc furnaces. Minimills typically enjoy lower costs of production and higher productivity levels relative to integrated mills through reduced capital and operating costs, resulting from their streamlined melting process and smaller, more efficient plant layouts, as well as primarily non-unionized work forces with lower total employment costs. The minimills' smaller plant size also permits greater flexibility in their choice of location, optimizing their access to scrap supply, energy sources and customer base. Minimill producers have also more quickly adapted to the use of new, more cost efficient equipment, translating technological advances in the industry into more effective production processes. Minimills' competitiveness relative to integrated mills is influenced by the cost of scrap, which represents a significant production cost for the minimills.

         Competition in the steel industry is based on price, quality, and the ability to meet customers' product specifications and delivery schedules. In addition, in the case of certain product applications, the steel industry competes in many markets with producers of other materials such as plastic, aluminum, cement, glass, wood and composite materials.

         The North American steel industry's recent consolidation has led to a fundamental change in the industry's structure. In the flat-rolled sector, the emergence from bankruptcy of previously inefficient, high cost steelmaking assets, under new ownership and without their previously burdensome legacy costs, is reducing the North American steel industry's cost structure, creating a more globally competitive industry. In the bar sector, the Nucor acquisition of Birmingham Steel and the combination of Gerdau North America and Co-Steel Inc. has provided significant consolidation in that sector and some modest rationalization.

         LOCAL COMPETITION

         Our geographic market encompasses Canada and the United States, predominantly throughout the eastern seaboard and the Midwest. We experience substantial competition in the sale of each of our products from numerous competitors in our markets. Rebar, merchant bars, and structural shapes are commodity steel products for which price is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of a mill, while merchant bar deliveries are generally concentrated within a 500 mile radius of a mill. Some products produced by our Selkirk mill, such as the cutting edges used in earth moving, are more specialized and thus are shipped greater distances, including overseas. Except in unusual circumstances, the customer's delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

         We believe our principal competitors include Ispat Sidbec Inc., Stelco Inc. and Ivaco Inc. in Canada and Bayou Steel Corporation, Commercial Metals Corporation, Marion Steel Company, NorthStar Steel Company, Nucor Corporation, Roanoke Electric Steel Corporation, Sheffield Steel, and Steel Dynamics Inc. in the United States. Our Gallatin joint venture competes with numerous other integrated and minimill steel producers.

         Despite the commodity characteristics of the rebar, merchant bar and structural markets, we believe that we distinguish ourselves from our competitors due to our large product range, our product quality, our consistent delivery performance, our capacity to service large orders, and our ability to fill most orders quickly from inventory. We believe that we produce the largest range of bar products and shapes east of the Mississippi River. This product diversity is an important competitive advantage in a market in which our customers are looking to fulfill all of their requirements from a few key suppliers.

         FOREIGN COMPETITION

         We and other North American steel producers have experienced significant and, we believe in some cases, unfair competition from foreign finished steel bar producers during the past several years. Due to unfavorable foreign economic conditions and excess capacity, imports of steel bar products to the U.S. and Canadian markets reached historically high levels in recent years, with a corresponding negative impact on domestic prices.

         In September 2001, the International Trade Commission unanimously found steel imports to be a major cause of material injury to the domestic steel industry and sent proposed remedies to President Bush in December 2001. On March 5, 2002, President Bush imposed a series of tariffs relating to some imported steel products that are intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation and decline over the three-year period.

         The following table summarizes the duties imposed for certain steel products:

                                                        SECTION 201 IMPORT TARIFFS BY PRODUCT
                                         ----------------------------------------------------------------
                  TYPE                           YEAR 1                YEAR 2                 YEAR 3
    --------------------------------     --------------------- ---------------------  -------------------
    Slab............................               5.4-min.              5.9-min.               6.4-min.
                                            Short-Ton Quota       Short-Ton Quota        Short-Ton Quota
                                            With Over-Quota       With Over-Quota        With Over-Quota
                                               Tariff of 30%         Tariff of 24%          Tariff of 18%
    Finished Flat Products (plate,
      hot-rolled sheet, cold-rolled
      sheet, coated sheet)..........                     30%                   24%                    18%
    Hot-Rolled Bar..................                     30                    24                     18
    Cold-Finished Bar...............                     30                    24                     18
    Rebar...........................                     15                    12                      9


     ----------
     Source:  Office of The United States Trade Representative, Bloomberg.

         There are many products and countries not covered by these tariffs, in addition to numerous foreign steel manufacturers that have received specific product exemptions from these tariffs. According to published reports, the exemptions are now estimated to cover approximately 5.4 million of the original
13.1 million tons of imported steel products that were covered by the tariffs. The majority of the most recent exemptions were granted to products made by European Union and Japanese producers. To date, the United States Department of Commerce has granted 727 exemptions which, according to the AISI, is one reason the tariffs have not yet effectively reduced steel imports. According to the AISI, there are some early indications that the President's program is beginning to work, including improved operating performance, new stock offerings, increased consolidation activity and partial price restoration for some flat-rolled steel products; however, some analysts attribute these developments to other factors such as diminished domestic supply, higher domestic demand, the lower value of the United States dollar and recent successful antidumping cases. For the first nine months of 2002, steel imports were 23.9 million tons versus
22.1 million tons in the first nine months of 2001, according to the U.S. Census Bureau. The Bush administration has announced its intention to review the impact of these tariffs and determine whether they should be ended prior to their scheduled expiration.

         One of our subsidiaries, Gerdau Ameristeel Perth Amboy Inc. (formerly Co-Steel Raritan), was party to a United States wire rod anti-dumping and countervailing duty case against a number of countries and steel producers. In October 2002, the U.S. Department of Commerce made a determination of injury against wire roll producers in seven foreign countries with respect to both anti-dumping and countervailing duties that range from 4% to 369%. Although there have been recent increases in rod pricing following the imposition of these duties, a considerable amount of imported rod continues to enter U.S. markets.

         The Organization for Economic Cooperation and Development ("OECD") recently initiated a process to address worldwide overcapacity in the steel industry. Although meetings have been held by the OECD Steel Committee to discuss methods to reduce this steel surplus, there is no certainty that such efforts will lead to a satisfactory resolution of this issue. Continuing overcapacity in the steel industry would adversely affect our ability to compete and our sales levels.

         The tariffs imposed in the United States and any similar actions that may be taken in Canada may not have a material positive impact on the North American steel industry and may not reduce the volume or negative impact of imports. Global overcapacity, a strong U.S. dollar, the strength of the North American economy relative to the rest of the world, numerous exemptions under the tariffs, the short term (three years) duration of the tariffs, the decline in tariff rates after the first year, and the disparity of tariff rates across different product lines are all factors that may negate any benefits of the tariffs.

         COMPETITIVE STRENGTHS

         We believe the following competitive strengths will enable us to compete more effectively in our strategic markets.

         Geographic and product diversification. Through our network of 11 minimills, we are able to efficiently service our customers over an extended geographical segment of the North American steel market. We manufacture and market an extensive range of steel products to meet a wide variety of our customers' steel and fabricated product requirements. We believe that we provide one-stop shopping and centralized order management for one of the broadest ranges of bar products and shapes available throughout the eastern two-thirds of North America. We believe our extensive manufacturing capacity and comprehensive range of steel products makes us a supplier of choice in a market in which our customers are looking to fulfill all of their steel supply chain requirements from a few key suppliers.

         Downstream integration and value added processing. We are one of a few minimill steel producers with integrated operating bases in North America. Our minimills are integrated with our 27 downstream steel fabricating and specialty product facilities. The downstream integration provides a captive market for a significant portion of our mill production and valuable market information on the end-use demand for steel products. In the year ended December 31, 2002, 15% of our net sales was derived from our downstream operations. We believe our downstream operations also balance some of the cyclicality and volatility of our base minimill business and allow us to capture additional value-added margins on the steel produced by our mills.

         Ability to generate substantial cost savings. We are on track to realize approximately $23 million of annual cost savings from the integration of the operations of Co-Steel and Gerdau North America through freight rationalization, product scheduling efficiencies, consolidated procurement activities and economies of scale in administrative and management functions. Incremental cost savings from operational improvements are anticipated through the adoption of best operating practices, the coordination of manufacturing technologies, knowledge, sharing and the fostering of an operating culture focused on continuous improvement.

         Disciplined business system platform for total quality management. We recognize that our competitive success will be determined by human factors that are more important than the technological condition of our physical asset base. Our employees are our most valuable resource and are the key to maintaining our competitive advantage. Our culture is geared to engaging all of our employees in a common, disciplined business system focused on total quality management. We have implemented the Gerdau Ameristeel Business System, in which we have identified global industry benchmarks for key operational and safety measures.

         Strong sponsorship. We have access to the knowledge base of, and sponsorship from, our parent company, Gerdau S.A., one of the largest long steel producers in the world with a history of over 100 years in the steel industry. We expect to continue to benefit from Gerdau's professional management experience and its expertise in manufacturing steel bar and rod. Gerdau S.A. and its subsidiaries, including Gerdau Ameristeel (together, the "Gerdau group"), have global annual capacity of 12.8 million tons of mill-finished steel products through 22 steelmills, 20 of which are minimills. We benefit from Gerdau S.A.'s talent, depth and technical support.

         Experienced management team. We have an experienced senior leadership team with in depth knowledge of modern management tools and tactical skills to implement aggressive cultural change within an organization. Our senior management has an average of over 26 years of experience in the steel industry and a proven track record in managing successful acquisitions and creating value in turnaround opportunities.

CYCLICAL AND SEASONAL NATURE OF THE BUSINESS

         The steel industry is highly cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. We are particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for our products. In addition, certain of our customers have been adversely affected by the continuing North American and worldwide economic downturn, which has resulted, and may in the future result, in defaults in the payment of accounts receivable owing to us and reduced sales levels.

         Market conditions for steel products in the North American market have fluctuated over the years and have been difficult since the third quarter of 2000. Demand for our finished steel products, notably rebar and structural shapes, will continue to be significantly affected by the relative strength of the construction sector in North America. Events or conditions having an adverse effect on the steel industry generally or on our markets in particular would have a material adverse effect on our financial condition or results of operations.

         All of our minimills produce steel by melting scrap metal in electric arc furnaces. The prices for scrap vary significantly, and these fluctuations do not always match fluctuations in the price of our products. For example, scrap metal prices are relatively higher during the winter months due to the impact of weather on collection and supply efforts. Realized selling prices for our end products cannot always be adjusted in the short-term to recover the cost of increases in scrap metal prices. If scrap prices were to increase significantly without a commensurate increase in finished steel selling prices, our profit margins could be materially adversely affected. Future increases in the prices paid for scrap and other inputs would materially adversely affect our operating margins and our results of operations.

         Most of our operations have long-term electricity supply contracts with major utilities. The interruptible portion of the contract supplies the majority of requirements, including the electric arc furnace load. The interruptible portion represents up to 70% to 90% of the total load and, for the most part, is based on a spot market price of electricity at the time it is being used. We therefore have significant exposure to the variances of the electricity spot market. We do not have long term contracts for natural gas and are therefore subject to market variables and pricing swings for that energy source that could materially affect our operating margins and results of operations.

SCRAP, ENERGY AND OTHER RAW MATERIALS

         Steel scrap is the primary raw material consumed in steelmaking and comprises approximately 30% to 45% of our cost of sales, depending on the mill and product mix. Scrap availability is a major factor in our ability to operate. Direct reduced iron, hot briquetted iron and pig iron can substitute for a limited portion of the steel scrap used in electric furnace minimill steel production. We do not use scrap substitutes in our long-product minimills, except for the small portion we use for their chemical properties in our rod facilities and to manufacture certain special sections. Scrap metal is readily available in the regions where we operate, but prices may become volatile from time to time due to various factors. Four of our mills are integrated with recycling operations that supply a portion of their scrap needs. The balance of our scrap metal requirements are purchased in the open market either directly by our personnel or by brokers who procure and aggregate scrap as a business.

         Electricity and natural gas represented approximately 7.2% and 3.0%, respectively, of our pro forma cost of sales for the twelve months ended March 31, 2003. Natural gas has been very volatile in the recent past. For example, in the first quarter of 2003, NYMEX natural gas prices increased from $4.99/mmBtu to $8.00/mmBtu, an increase of 60%. We spent $13 million and $43 million for our natural gas requirements in the three months ended March 31, 2003 and the twelve months ended March 31, 2003, respectively, on a pro forma basis. If prices remain at current levels or increase further, our profitability will be adversely affected. Any interruption in the supply of energy, whether scheduled or unscheduled, could materially adversely affect our sales and earnings.

         Although deregulation of both natural gas and wholesale electricity have afforded opportunities for lower costs resulting from competitive market forces, prices for both of these energy sources have become more volatile in the recent past and may continue to be. Volatility in electric power and natural gas markets generally reflects extremes in weather conditions or physical disruptions to the supply system. As such, these sources of volatility are beyond our immediate control.

         Various domestic and foreign firms supply other important raw materials or operating supplies required for our business, including refractories, ferroalloys and carbon electrodes. We have historically obtained adequate quantities of such raw materials and supplies at competitive market prices to permit efficient mill operations. We are not dependent on any one supplier as a source for any particular material and believe there are adequate alternative suppliers available in the marketplace should the need arise to replace an existing one.

ENVIRONMENTAL AND REGULATORY MATTERS

         Our business units are required to comply with an evolving body of environmental laws and regulations concerning, among other things, emissions into air, discharges to surface water and groundwater, noise control, the generation, handling, storage, transportation, and disposal of toxic and hazardous substances, and the cleanup of contamination. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial, state, or municipal jurisdictions.

         Our operations generate certain wastes, such as electric arc furnace dust and other contaminants, that are classified as hazardous and must be properly controlled and disposed of under applicable environmental laws and regulations. In the United States and Canada, certain environmental laws and regulations impose joint and several liability on certain classes of persons for the costs of investigation and cleanup of contaminated properties regardless of fault, the legality of the original operation or disposal and the ownership of the site. Some of our present and former facilities have been in operation for many years and, over such time, the facilities have used substances and disposed of wastes (both on-site and off-site) that may require cleanup, for which we could be liable. Appropriate reserves have been made for the clean-up of sites of which we have knowledge. However, there is no assurance that the costs of such cleanups or the cleanup of any potential contamination not yet discovered will not materially adversely affect us.

         Some of our North American operations in the U.S. are responsible for the remediation of certain sites where EAF dust was generated and/or disposed. In general, our estimate of remediation costs is based on our review of each site and the nature of the anticipated remediation activities to be undertaken. Our process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, we may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, we estimated the total remaining costs as at December 31, 2002 to be approximately $6.3 million (2001 - $2.9 million), with these costs recorded as a liability at December 31, 2002, approximately $5.1 million of which we expect to pay within the year ended December 31, 2003. An additional liability of $8.6 million was recorded in 2002 with respect to certain environmental obligations which were triggered by the change in control of the Company in certain jurisdictions in which the Company operated. This liability was recorded at the present value of the estimated future costs of these obligations.

         In 2000, our Perth Amboy and Sayreville mills took part in the U.S. Environmental Protection Agency's (EPA) Steel Minimill Audit Initiative Program. Both New Jersey minimills conducted a comprehensive, third party, multi-media environmental audit. The results of this audit were disclosed to the EPA along with a list of corrective actions, all of which are expected to be completed by the first half of 2003. None of the identified and disclosed items have resulted, or will result, in material costs being incurred.

         Carbon monoxide emissions at our Perth Amboy mill exceeded permitted levels on several occasions during 2001 and 2002, and continue to periodically exceed current permit levels. We are conducting investigations to determine the cause of these episodes, what steps can be taken to reduce emissions and whether the Perth Amboy mill's environmental permits require modification. Discussions with NJDEP to resolve these permit and compliance issues are continuing. Penalty assessments of approximately $400,000 have been accrued.

         In April 2001, we were notified by the EPA of an investigation that identifies us as a potential responsible party ("PRP") in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. We are included in this action because we shipped EAF dust to this property. The EPA offered a settlement to the named PRPs under which our allocation was approximately $1.8 million. We object to our inclusion as a PRP in this site and are pursuing legal alternatives, including the addition to the allocation of larger third parties which the Company believes were incorrectly excluded from the original settlement offer. The EPA has filed suit with us named as a defendant. As the ultimate exposure to us, if any, is uncertain, no liability has been accrued for this site.

         The presence of radioactive materials in the scrap supply presents significant health and safety risks to steel workers and to the general public. In addition to the risk to our workers and the public, the cost to clean up the contaminated material and the loss of revenue resulting from the loss in production time can be material. Radioactive materials are usually in the form of: sealed radioactive sources, typically installed in measurement gauges used in manufacturing operations or in hospital equipment; scrap from decommissioned nuclear power and U.S. Department of Energy facilities; and imported scrap. Current regulations for generally licensed devices do not provide for tracking of individual owners. The lack of accountability makes it easy for licensees to negligently discard sealed sources in scrap and evade prosecution. In response to this regulatory gap, we have installed sophisticated radiation detection systems at all of our minimills to monitor all incoming shipments of scrap. If we detect radioactive material in the scrap we receive, we incur costs to dispose of the material and clean up the contamination of our facilities. In addition, the cost of clean up is even greater if the material is melted in our mill furnaces. While we have several detection devices at all of our mills, occasionally a radioactive scrap source may go undetected. For example, in July 2001, a small amount of cesium was received from suppliers among scrap material and accidentally melted in our Jacksonville mill furnace. Melt shop activities at our Jacksonville mill were halted for approximately 25 days until approximately 700 tons of contaminated material had been removed for proper disposal and equipment had been cleaned. The cost of clean up was approximately $10.5 million, all but $350 thousand of which was paid for by our insurer. As a result of this accident, we reviewed our radiation detection systems to reduce the risk of a similar accident in the future.

         We received notice this year of a lawsuit by neighbors of a waste disposal site in Louisiana that was operated by Safety Kleen, to which wastes from clean-up activities at the Jacksonville mill were sent during 1999. The site held permits from the EPA and state authorities, and the amount of material shipped was relatively small. We have retained counsel but cannot yet evaluate the merits, if any, of the claim.

         No assurance can be given that unforeseen changes, such as new laws or enforcement policies, or an incident at one of our properties or operations, will not have a material adverse effect on the business, financial condition, or results of our operations. Our business units are required to have governmental permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits and approvals may adversely affect our operations and may subject us to penalties. In addition, we may be required to obtain additional operating permits or governmental approvals and incur additional costs. There can be no assurance that we will be able to meet all applicable regulatory requirements. There is no assurance that our environmental capital expenditures will not materially increase in the future. Moreover, we may be subject to fines, penalties or other liabilities arising from actions imposed under environmental legislation or regulations.

EMPLOYEES

         We currently employ approximately 5,100 employees. Approximately 3,100 employees work in our minimills, 1,900 work in our downstream and fabricating facilities and 150 work in our corporate and sales offices. These figures include 50% of those employed at our joint ventures.

         Approximately 1,260 of our employees are represented by the unions under a number of collective bargaining agreements. The agreements with our mill employees have different expiration dates beginning February 2004. The collective agreements for our recycling facilities have different expiration dates beginning in

2006. We may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. For example, in the first quarter of 2001, a three-month labor disruption occurred at our Whitby mill and, in the second quarter of 2002, a 13-day labor disruption occurred at our Selkirk mill. In both cases, these disruptions were a result of our collective agreement negotiations.

FOREIGN OPERATIONS RISK

         No material foreign operations risk exists, other than currency fluctuations. We report our results in U.S. dollars. A portion of the our net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar, and the Canadian dollar may affect our reported results. In addition, our Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar. To the extent we have borrowings that are denominated in U.S. dollars, our results of operations are also affected by fluctuations in the exchange rate.

CREDIT FACILITIES

          Our existing credit arrangements were entered into prior to the combination with Co-Steel Inc. by companies that are currently in our consolidated group. As part of the combination with Co-Steel Inc., we were required to agree to maintain "status quo" segregation of Gerdau North America's U.S. operations, its Canadian operations and Co-Steel Inc.'s operations if the business combination had not taken place in order to satisfy lenders' lien rights. Under the status-quo agreement, we have not been able to manage our treasury functions, including cash management, in the most efficient manner, and available cash, while adequate under one credit arrangement, has not been available to offset shortfalls under one of the other credit arrangements.

          The Company is in the process of implementing a financing plan designed to refinance our existing credit facilities and other indebtedness.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

         Our financial results are the results for the Gerdau North America operations, and include results for the Co-Steel Inc. operations for the period from October 23, 2002, which represents the period subsequent to the combination. The selected historical consolidated financial data presented below as at December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, have been derived from our audited consolidated financial statements.

Selected Consolidated Financial Information
(US$ in thousands except per share amounts)

                                                                Years Ended December 31,
                                                  ----------------------------------------------------
Annual Results                                       2000                 2001                 2002
                                                  ----------          -----------           ----------
Sales                                             $  899,683          $   840,836           $1,036,055
Net earnings (loss)                                    3,943               (6,066)              11,132
Total Assets                                       1,074,565            1,061,939            1,571,401
Total Debt                                           757,492              723,633              519,154
Earnings per share - basic                        $     0.03          $     (0.05)          $     0.07
Earnings per share - diluted                      $     0.03          $     (0.05)          $     0.07


                                                                   Quarter Ended
                                      ----------------------------------------------------------------------
Quarterly Results                      Mar. 31,            Jun. 30,             Sep. 30,           Dec. 31,
                                         2002               2002                  2002               2002
                                      -----------        -----------          -----------        -----------

Sales                                 $   217,983        $   245,116          $   234,523        $   338,433
Net earnings (loss)                         1,275              3,819                2,511              3,527
Earnings per share - basic            $      0.01        $      0.03          $      0.02        $      0.01
Earnings per share - diluted          $      0.01        $      0.03          $      0.02        $      0.01


                                                                Quarter Ended
                                      ----------------------------------------------------------------------
Quarterly Results                      Mar. 31,         Jun. 30,             Sep. 30,             Dec. 31,
                                        2001               2001                 2001                2001
                                      --------          ---------           -----------          -----------
Sales                                 $211,684          $ 226,189           $   211,529          $   191,434
Net earnings (loss)                        877               (607)                1,153               (7,489)
Earnings per share - basic            $     --          $      --           $      0.01          $     (0.06)
Earnings per share - diluted          $     --          $      --           $      0.01          $     (0.06)

DIVIDENDS

         In 2000, Co-Steel Inc. announced that its Board of Directors decided to eliminate dividends following payment of the December 14, 2000 dividend. The decision was made to preserve cash during a time of unprecedented turbulence in North American steel markets. No dividends have been paid since that date. The predecessor of the Company for accounting purposes, Gerdau North America, paid dividends of $2,181,000 in aggregate in 2002, prior to the combination with Co-Steel Inc., and dividends of $16,640,000 in 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The section entitled "Management's Discussion and Analysis" in the Company's Annual Report for the year ended December 31, 2002 is incorporated herein by reference.

MARKET FOR SECURITIES

         The common shares of Gerdau Ameristeel are listed on the Toronto Stock Exchange under the symbol "GNA.TO".

DIRECTORS AND OFFICERS

         Gerdau Ameristeel's board of directors consists of nine directors, each of whom will hold office until the next annual meeting of shareholders or until his successor is elected or appointed. The names, municipalities of residence, position with the Company and principal occupations of the directors and officers of the Company and ownership of securities are as shown below:

                                                                                               YEAR
                                                                                               FIRST
                                                                 OWNERSHIP       PERCENTAGE    BECAME A
NAME AND MUNICIPALITY OF RESIDENCE      AGE    TITLE             OF SECURITIES   OWNERSHIP     DIRECTOR   PRINCIPAL OCCUPATION
----------------------------------      ---    -----             ----------      ---------     ---------  -----------------
Andre Beaudry........................     44     Vice President,      22,997           *           --       Vice President, Steel
Tampa, Florida, U.S.                             Steel Product                                              Product Sales
                                                 Sales

Phillip E. Casey(3)(7)...............     60     Director, Chief   8,069,091(3)      4.3%(3)     2002       Director,  Chief
Tampa, Florida, U.S.                             Executive                                                  Executive Officer and
                                                 Officer and                                                President of Gerdau
                                                 President                                                  Ameristeel

Kenneth W. Harrigan(1)(4)(6).........     75     Director              1,000           *         1994       Chairman, K.W.
Oakville, Ontario, Canada                                                                                   Harrigan. Consultants
                                                                                                            (business consultant)

Joseph J. Heffernan(1)(3)(5)(6)......     57     Director              5,200           *         1996       Chairman, Rothmans
Toronto, Ontario, Canada                                                                                    Inc. (tobacco
                                                                                                            manufacturer)

Jorge Gerdau Johannpeter (2).........     66     Director and             --          --         2002       Director and  Chairman
Porto Alegre, Rio Grande do Sul,                 Chairman of the                                            of the Board of
Brazil                                           Board of                                                   Directors of Gerdau
                                                 Directors                                                  S.A.

Frederico C. Gerdau Johannpeter(2)...     60     Director                 --          --         2002       Vice President of
Porto Alegre, Rio Grande do Sul,                                                                            Gerdau S.A.
Brazil

Andre Bier Johannpeter(2)(7).........     40     Director and             --          --         2003       Director and Vice
Toronto, Ontario, Canada                         Vice President,                                            President, COO Canada
                                                 COO Canada                                                 of Gerdau Ameristeel

Tom J. Landa.........................     51     Vice President,     203,822           *           --       Vice President,
Tampa, Florida, U.S.                             Finance, Chief                                             Finance, Chief
                                                 Financial                                                  Financial Officer
                                                 Officer and                                                and Secretary
                                                 Secretary

J. Spencer Lanthier(1)(4)............     62     Director              2,043           *         2000       Corporate Director
Toronto, Ontario, Canada

Garry A. Leach.......................     55     Vice President,          --          --           --       Vice President,
St. Paul, Manitoba, Canada                       MRM Special                                                MRM Special

Michael Mueller......................     56     Vice President,      22,214           *           --       Vice President,
Tampa, Florida, U.S.                             Steel Mill                                                 Steel Mill
                                                 Operations                                                 Operations

Arthur Scace(1)(4)(5)................     64     Director             15,000           *         2003       Partner,  McCarthy
Toronto, Ontario, Canada                                                                                    Tetrault LLP, Law Firm

Dr. Michael D. Sopko(1)..............     64     Director              1,000           *         1997       Corporate Director
Oakville, Ontario, Canada


---------------------
(1)      Independent director.

(2) The Gerdau family, indirectly, controls Metalurgica Gerdau S.A. holding, collectively, 71.8% of the voting capital and 23.9% of the total capital and Metalurgica Gerdau S.A. and its controlled companies hold 85% of the voting capital of Gerdau, S.A. Gerdau S.A. beneficially owns approximately 67.3% of Gerdau Ameristeel.

(3) Mr. Phillip Casey owns 2,587,929 common shares directly and the remaining 5,481,162 common shares held indirectly. Mr. Joseph Heffernan owns 5,000 common shares and the remaining 200 common shares are held indirectly.

(4)      Member of the Audit Committee.

(5)      Member of the Corporate Governance Committee.

(6)      Member of Human Resources Committee.

(7)      Member of Safety, Health and Environmental Committee.

*        Less than one percent

AUDITORS

         Gerdau Ameristeel's auditor is PricewaterhouseCoopers LLP at 101 East Kennedy Blvd., Suite 1500, Tampa, Florida, 33602.

ADDITIONAL INFORMATION

         Information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions where applicable is contained in the Company's Management Information Circular for the most recent annual meeting of shareholders, which involved the election of directors.

         When the securities of the Company are in the course of a distribution under a short form prospectus or a preliminary short form prospectus, the following are available upon request from the Secretary of the Company:

         (i) one copy of the AIF of the issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

         (ii) one copy of the comparative financial statements of the issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the issuer that have been filed, if any, for any period after the end of its most recently completed financial year;

         (iii) one copy of the information circular of the issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

         (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii).

         At any other time, the Company will provide, upon request to the Secretary of the Company, a copy of any of the documents referred to above, provided that the Company may require payment of a reasonable charge if a person who is not a security holder of the Company makes the request.

                                   SCHEDULE A

Gerdau Nova Scotia Holding Company
Gerdau Ameristeel Cambridge Inc. (Saskatchewan)
Gerdau MRM Holdings Inc. (Canada)
Gerdau Ameristeel MRM Special Sections Inc. (Saskatchewan)
Bradley Steel Processors Inc. (50%) (Manitoba)
SSS/MRM Guide Rail Inc. (50%) (Manitoba)
Canadian Guide Rail Corporation (Manitoba)
GUSAP Partners (Delaware)
3038482 Nova Scotia Company
PASUG LLC (Delaware)
Gerdau USA Inc. (Delaware)
Gerdau Ameristeel US Inc. (Florida)
AmeriSteel Bright Bar, Inc. (80%) (Florida)
Gerdau MRM America Holding Corp. (Delaware)
Porter Bros. Corporation (North Dakota)
MFT Acquisition, Corp. (Delaware)
1062316 Ontario limited
Co-Steel Benefit Plans Inc. (Ontario)
Gerdau Ameristeel Distribution Canada Ltd. (Ontario)
1300554 Ontario Limited
1102590 Ontario Limited
Co-Steel (U.S.) Ltd. (Delaware)
Co-Steel C.S.M. Corp. (Delaware)
Gallatin Steel Company (50%) (Kentucky)
Ghent Industries (Kentucky)
Gallatin Terminal Company (Kentucky)
Gallatin Transit Authority (Kentucky)
Co-Steel Finance Corp. (Delaware)
Gerdau Ameristeel Perth Amboy Inc. (New Jersey)
Raritan River Urban Renewal Corporation (New Jersey)
Gerdau Ameristeel Distribution US Inc. (Delaware)
Gerdau Ameristeel Lake Ontario Inc. (Delaware)
Co-Steel Benefit Plans USA Inc. (Delaware)
Co-Steel  USA Holdings, Inc. (Delaware)
Gerdau Ameristeel Sayreville Inc. (Delaware)
N.J.S.C. Investment Co., Inc. (New Jersey)(1)
Dofasco LLC (50%) (Wyoming)
Cansteel Antilles N.V. (Dutch Antilles)
Co-Steel Amsterdam B.V. (Netherlands)(2)
Co-Steel (UK) Limited (United Kingdom)
ASW Holdings PLC (30%) (United Kingdom)
Goldmarsh Enterprises (Ireland)
Acierco S.A. (Luxembourg)
Co-Steel Liquidity Management Hungary Limited Liability Company (Hungary) Monteferro International Business S.A. (50%) (Spain)
Monteferro America Latina Ltda. (Brazil)

------------------------------------

(1)  This company is in the process of being dissolved.
(2)  This company is in liquidation.